UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TII Network Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

872479 20 9

Cusip Number

Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

CC:
Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig, & Wolosky, LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022
212-451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872479 20 9
Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sandra F. Pessin XXX-XX-XXXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

693,545

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

693,545

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

693,545

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  872479 20 9
Schedule 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $    par value (the "Common Stock"), of TII Network Technologies, Inc. (the "Issuer"), whose principal executive offices are located at 141 Rodeo Drive, Edgewood, New York 11717

Item 2.  Identity and Background

This Schedule 13D is being filed by and for Sandra F. Pessin (each a “Reporting Person”)Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Sandra F. Pessin
		366 Madison Avenue, 14th Floor
		New York, NY 10017

Principal Occupation:	1)	Housewife

Criminal convictions:	1)	None

Civil proceedings:	1)	None

Citizenship:	1)	United States

CUSIP No.  872479 20 9

Item 4.  Purposes of the Transactions

The Reporting Person originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Person intends to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer

Sandra F. Pessin owns 693,545 shares which aggregate 5.0% of the shares thereof.

CUSIP No.  872479 20 9

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sandra F. Pessin
Sandra F. Pessin

November 29, 2010